

March 22, 2022

Gabrielle Heaton
Director of Finance and Administration
KAZIA THERAPEUTICS LTD
Three International Towers Level 24
300 Barangaroo Avenue
Sydney, New South Wales 2000
Australia

> **Re: KAZIA THERAPEUTICS LTD**
> **Form 20-F for the fiscal year ended June 30, 2021**
> **Filed October 7, 2021**
> **File No. 000-29962**

Dear Ms. Heaton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Expenses, page 22

1. Please provide us with proposed disclosure to be included in future periodic reports which separately quantifies your research and development expense by project. If you do not track your research and development costs by project, disclose that fact as well as why you do not maintain and evaluate research and development costs by project.

Item 18. Financial Statements
Note 5. Revenue, page F-20

2.   Please tell us your consideration of providing disclosure of the out-license agreements with Oasmia and Simcere to separately quantify upfront payments and milestone payments by type, as these both appear to be material agreements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences